FOUR SEASONS HOTELS INC.

FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS

March 9, 2006

Table of Contents

Business of Four Seasons	5
Objectives	5
Our Business Model	6
Management Operations	6
Ownership Operations (which includes Corporate Expenses)	7
Overview of 2005	8
Operational and Financial Review and Analysis	10
Hotel and Resort Operating Results	10
Company Operating Results	15
Management Operations	15
Management Operations Revenues	15
Management Operations Expenses	17
Management Operations Earnings	18
Ownership Operations (which includes Corporate Expenses)	19
Ownership Operations	19
Corporate Expenses	20
Other Income/Expense, Net	20
Net Interest Income/Expense	22
Income Tax Recovery/Expense	23
Stock Option Expense	23
Net Earnings and Earnings per Share	23
Adjusted Net Earnings and Adjusted Earnings per Share	24
Two-Year Summary by Quarter	24
Balance Sheet Review and Analysis	25
Corporate Strategy Relating to Investments	25
Long-Term Receivables	26
Consolidated Hotel Ownership Interests	26
Investments in Hotel Partnerships and Corporations	26
Investment in Management Contracts	27
Fixed Assets	27
Liquidity and Capital Resources	28
Contractual Obligations	28
Convertible Notes	29
Cash Flows	30
Cash from Operations	30
Financing Activities	30
Investing Activities	30
Long-Term Receivables	30
Investments in Hotel Partnerships and Corporations	31
Investment in Management Contracts	31
Fixed Assets	32
Outstanding Share Data	32
Financial Instruments	33
Foreign Exchange Forward Contracts	33
Currency and Interest Rate Swap	33
Other Financial Instruments	34
Fair Value of Financial Instruments	34
Off-Balance Sheet Arrangements	34
Guarantees	35
Indemnities	35
Disposition Indemnification Arrangements	35
Director and Officer Indemnification Arrangements	35

Other Indemnification Arrangements	35
Looking Ahead	36
New Openings	36
Service	36
RevPAR and Margin Improvements	36
Management Operations	36
Four Seasons Portfolio	38
Description of Hotels and Resorts	38
Properties under Construction or Development	41
Three-Year Review	43
Operating Risks	45
Geopolitical, Economic and Lodging Industry Conditions	45
Competition	45
Dependence on Management Agreements	46
Dependence on Property Owners	47
Risk Associated with Expansion, Growth and New Construction	47
Investments in and Advances to Managed and Owned Properties	47
Debt Rating Risks	48
Government Regulation	48
Political Risk	49
Insurance	49
Legal Proceedings	49
Currency Exposure	49
Seasonality/Quarterly Predictability	50
Intellectual Property	51
Risks Associated with the Four Seasons Branded Residential Business	51
Dependence on Key Employees	51
Critical Accounting Estimates	51
Recoverability of Investments	52
Fixed Assets	53
Retirement Benefit Plan	53
Income Taxes	53
Recent Canadian Accounting Standards Issued but Not Yet Adopted	55
Non-Monetary Transactions	55
Financial Instruments	55
Disclosure Controls and Procedures	55
Additional Information	55

Forward Looking Statements

This document contains ‘‘forward-looking statements’’ within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. (See discussion under ‘‘Operating Risks’’ on page 45.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

Effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2005 and 2004 with opening equity accounts on January 1, 2004 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to ‘‘Equity adjustment from foreign currency translation’’, which is included as a separate component of shareholders’ equity.

We have not changed the functional currencies of our entities. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate foreign currency fluctuations related to our management fees in other currencies or the majority of our management operations general and administrative expenses, which are incurred in Canadian dollars. It also will not eliminate foreign currency gains and losses related to unhedged net monetary asset and liability positions.

This Management’s Discussion and Analysis for the year and three-months ended December 31, 2005 is provided as of March 9, 2006. It should be read in conjunction with the consolidated financial statements for those periods and the Annual Information Form for the year ended December 31, 2005.

Business of Four Seasons

Four Seasons is one of the world’s leading managers of luxury hotels and resorts. We endeavour to offer business and leisure travelers the finest accommodations and experiences beyond compare in each destination in which we operate.

Four Seasons has a portfolio of 70 luxury hotel and resort properties (containing approximately 17,300 guest rooms) several of which include a residential component. These properties are operated primarily under the Four Seasons brand name in principal cities and resort destinations in 31 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 27 properties are under construction or development in a further nine countries around the world. Of these, 18 new properties are to include a residential component.

Objectives

Our core strategic goal is to be recognized as the undisputed global leader in luxury lodging. Supporting that goal are the following strategic objectives:

•	Create guest experiences beyond compare so that we are first choice for luxury travelers.

•	Maintain and enhance our unique culture based on treating all others — partners, guests and employees — the way we would want to be treated.

•	Provide economic returns that are acceptable to our hotel owners to sustain our portfolio and generate new opportunities.

•	Protect and enhance the value of Four Seasons’ reputation and brand name globally.

•	Generate premium shareholder returns over the long term.

Set out below are our key financial and growth objectives for 2006 and beyond:

Revenue Growth:

•	Achieve leading RevPAR[1] results in each of the hotels and resorts we manage.

•	Produce leading profitability performance in each of the hotels and resorts we manage.

•	Identify and secure new development opportunities in destinations and locations that meet the needs of our international guest base.

•	Successfully open an average of six to eight new projects per year over the long-term.

•	Be the first choice for existing and new capital partners for luxury hotel development.

•	Generate top-tier management revenue growth through improved results at properties under management and through the addition of new properties under management.

1	RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

Cost Management:

•	Control corporate expenses to increase earnings before other operating items.

• Minimize exposure to short-term fluctuations in foreign exchange rates on operating results.

Capital Allocation:

•	Achieve over the long-term an average return on capital employed in excess of our long-term cost of capital.

•	Maintain a strong balance sheet and a low cost of capital.

•	Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand and further improve the overall liquidity of the Company.

•	Divest equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for new investments or enhanced management or royalty opportunities.

•	Maintain a prudent risk profile when investing our cash.

In achieving our key financial and growth objectives we seek to balance any associated risk. See ‘‘Operating Risks’’ for a description of the risks inherent in our business.

Our Business Model

We have two operating segments: (i) management operations, and (ii) ownership operations, which includes corporate expenses.

Management Operations

We are principally a management company. We generally manage our hotels and resorts on behalf of our property owners pursuant to separate management agreements for each property. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide owners with advice with respect to information technology systems and development of certain database applications, as well as, advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences. We also provide a centralized purchasing system for goods. We generally perform these services within the guidelines contained in annual operating and capital plans that are submitted to the owners of the hotels and resorts during the last quarter of the preceding year for their review and approval. For providing these services, we generally receive a variety of fees, including management fees (comprised of a base fee and an incentive fee), other fees (including royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts and other miscellaneous fees) and reimbursed costs (including a sales and marketing charge, an advertising charge and a reservation charge).

Our base fees are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are typically earned as a percentage of total revenues for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management and is a commonly used indicator of market performance for hotels and resorts.

Our incentive fees are typically earned based on the profitability of each property that we manage, but may vary depending on the specific terms of the relevant management agreement. Gross operating profit2 changes at the hotels and resorts provide an indication of the change in each property’s profitability. However, due to the variations in the calculation of incentive fees in our management agreements, there is not always a direct link between changes in gross operating profit and changes in incentive fees.

We receive royalty fees for the use of our name in association with the sale of Four Seasons branded real estate. These royalties are typically based on the sales proceeds of the residences sold. We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.

As a part of expanding our portfolio of properties under management, we make investments in the form of long-term receivables, minority equity investments and investments in management contracts. In determining whether to make these investments, we consider the overall expected returns to us, including the expected management operations revenue. These investments must meet our financial criteria and have a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We generally structure our equity investments to be able to have our equity interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be classified on our consolidated balance sheet as ‘‘Long-term receivables’’, ‘‘Investments in hotel partnerships and corporations’’, or ‘‘Investment in management contracts’’.

General and administrative expenses for management operations are incurred by us to provide these management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. Reimbursed costs, representing the sales, marketing, advertising and central reservation expenses, are generally incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage.

Ownership Operations (which includes Corporate Expenses)

Our strategy has been to focus on hotel management rather than ownership. This operating segment represents our remaining (and primarily minority) interests in hotels and resorts and our corporate operations. Our earnings from ownership operations include the consolidated results of our 100% leasehold interest in Four Seasons Hotel Vancouver and results for The Pierre for the first six months of 2005. In June 2005, Four Seasons’ disposed of its interest in The Pierre and ceased managing the property on June 30, 2005, leaving Four Seasons Hotel Vancouver as our one remaining leasehold interest and the only remaining hotel whose results we consolidate. In addition, we include in ownership operations profit distributions from our other ownership interests relating to minority equity positions and corporate expenses not related to the management operations segment of our business. Other ownership interests are discussed under ‘‘Balance Sheet Review and Analysis — Investments in Hotel Partnerships and Corporations’’.

Our investment strategy is not to hold any additional majority investments in hotels and resorts. However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an

[2]	Gross operating profit is defined as gross operating revenues less operating expenses.

earlier stage in our development.3  We are continuing to review options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements can be found with respect to this hotel or as to the terms of any such alternative arrangements.

Overview of 2005

During 2005, worldwide travel demand remained robust, continuing on the favourable trends the lodging industry experienced in 2004. The operating results at the hotels and resorts under our management reflect these travel trends. We realized strong RevPAR growth, primarily as the result of improvements in achieved room rates, and improved gross operating margins4 at the hotels and resorts under our management in 2005. Improvements in gross operating margins at hotels and resorts under management were the result of revenue improvements at the hotels and resorts and effective cost management programmes. There was some variation in performance among the regions in which we operate, with the US properties achieving the strongest performance.

Revenues from management operations reflect the results achieved at our hotels and resorts with growth in hotel management fees increasing in line with our overall RevPAR growth. However, during 2005, a number of hotels and resorts underwent significant renovations, which had a negative impact on the hotel management fees we earned from those properties. The improvements should put the properties in a favourable competitive position and translate into improved management fees in the future.

While we are pleased with the growth in management fee revenues in 2005, annual growth in our overall management operations fee revenue was restrained in 2005, primarily as a result of income realized in 2004 on foreign exchange forward contracts purchased in prior years.

Royalty fees from our residential business in 2005 were lower than in 2004 as a result of the higher sales volumes of residential real estate realized in 2004, due primarily to the launch of a number of new projects in that year. Royalty fees are earned on the sale of residences and therefore vary based on the number and nature of residences sold in a given period.

Our cost base is relatively small. We directly employ approximately 520 employees, the majority of whom are located in Toronto. We also have corporate offices in Geneva and Singapore and have 16 sales offices around the world. Of these corporate employees, almost half are devoted to sales and marketing activities (including our worldwide reservations service), the cost of which is reimbursed by the hotels and resorts that we manage.

We are in the process of completing an addition to our Toronto corporate office to allow us to centralize our Toronto based staff in one location from the current three facilities. In addition to improving communication and efficiency, we believe this will allow us to realize certain cost reducing synergies over time. During 2005, our costs increased as we added staff to effectively manage a larger base of hotels and resorts and an increasing number of projects under development. Our costs, which are largely incurred in Canadian dollars, also increased in US dollars due to the US dollar having declined relative to the Canadian dollar on a year-over-year basis. We are taking steps, including the purchase of foreign exchange forward contracts, to moderate the impact of changes in foreign currency rates over time. However, this impact cannot be completely eliminated.

[3]	We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020.

[4]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

Despite the items discussed above, our management operations profit margin5 remained strong.

Revenues from our ownership operations segment declined, primarily as the result of the disposition of The Pierre. With the disposition of The Pierre, we achieved a significant milestone in our long-term strategic objective of reducing exposure to hotel ownership and the associated volatile impact on earnings caused by, among other things, business cycles, seasonality and event risk. Our corporate expenses relate to capital allocation and public company costs, including the costs of staff employed in these activities. The majority of these costs are in Canadian dollars and, accordingly, some of the increase was attributable to the US dollar having declined relative to the Canadian dollar during 2005.

In 2005, there were a number of other expense items, including a one-time accounting charge related to the transition of the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a funded defined contribution retirement plan (see ‘‘Company Operating Results — Other Income/Expense, Net — Retirement Benefit Plan’’). We believe the change in format of the plan will improve the predictability and certainty related to the cost of the retirement benefits. In addition, in 2005, we reported a large, primarily unrealized, foreign exchange loss relating to the translation of certain US dollar and pound sterling net monetary assets into Canadian dollars. During 2005, we recorded $28.6 million in other expense, net related to the disposition of certain assets, net of the write down of other investments. For financial reporting purposes, the determination of the value of a long-term receivable or an equity investment does not take into account the expected management operations revenue or the intangible benefits related to brand development and is based solely on the cash flow related to the investment.

During 2005, in addition to ceasing management of The Pierre, we also agreed to cease management of the Four Seasons Hotel Newport Beach for a monetary payment, as the owner of that hotel decided to independently manage that property. More recently, we have begun a transition out of The Regent Kuala Lumpur in order to secure a prominent new opportunity for Four Seasons in that market. These are the latest in a series of refinements to our portfolio in the last several years aimed at improving our financial position and strengthening the quality of our management portfolio through strategic divestitures and significant enhancements to established properties, as well as important new openings.

The addition of new properties continues to be an important component of our growth. In 2005 we opened exciting new properties in Geneva, Hampshire, Langkawi, Doha, Damascus, Hong Kong, and Lana’i. Since the beginning of 2005, we added 10 new Four Seasons projects to our list of properties under construction or advanced stages of development, including new projects in Shanghai, Macau, Marrakech and Barbados.

[5]	The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue.

Operational and Financial Review and Analysis
Hotel and Resort Operating Results

Consistent with industry practices, we track RevPAR on a US dollar basis, and all numbers noted below reflect that practice unless otherwise noted. For the full year 2005, RevPAR of our worldwide Core Hotels6 , increased 11.4%, as compared to 2004, reflecting improvements in each of the regions in which we manage hotels and resorts. The increase in RevPAR was attributed to a 6.3% improvement in achieved room rates and a 290 basis point increase in overall occupancy. For the quarter ended December 31, 2005, RevPAR for our worldwide Core Hotels increased 7.4%, as compared to the same period in 2004. This increase was primarily attributable to a 4.4% improvement in achieved room rates.

Gross operating revenues of our worldwide Core Hotels, increased 10.6% for the full year 2005, as compared to 2004. The improvements in revenue, combined with continued cost management efforts at the properties under our management, resulted in a 19.0% and 220 basis point increase in gross operating profits and gross operating margins, respectively. For the fourth quarter of 2005, gross operating margins of our worldwide Core Hotels increased 140 basis points, to 29.9%, as compared to 28.5% in the same period in 2004.

With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 52.2% of revenues under management for the full year 2005, followed by Europe (15.6%), Asia/Pacific (15.3%), Other Americas/Caribbean (12.6%) and the Middle East (4.3%). The following tables highlight our results of operations for our Core Hotels in each of these regions.

[6]	The term ‘‘Core Hotels’’ means hotels and resorts under management for the full year of both 2005 and 2004. However, if a ‘‘Core Hotel’’ has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a ‘‘Core Hotel’’ in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami), The Pierre in New York (due to its disposition on June 30, 2005) and Four Seasons Hotel Newport Beach (due to the owner’s decision to manage that property independently).

United States Region

Results for periods in 2005, as compared to periods in 2004

	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	276	11.5%	9.4%	16.9%	28.2%	180
Full Year	273	13.3%	11.6%	22.5%	28.7%	260

In the fourth quarter of 2005, RevPAR increased 11.5%, which was primarily attributable to a 7.3% increase in achieved room rates in the region. Exceptions were Four Seasons Resort Palm Beach, which was affected by hurricanes in the area, and Four Seasons Hotel Philadelphia and The Regent Beverly Wilshire, both of which were undergoing renovations during the quarter. Properties under management in San Francisco, New York, Houston, Los Angeles, Maui, Atlanta, and Boston had particularly strong improvements in RevPAR, relative to the average for the U.S. region. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 16.9% and 180 basis points, respectively, during the fourth quarter of 2005.

For the full year 2005, all of the properties under management in the region realized RevPAR improvements with the exception of Four Seasons Hotel Houston, which, despite a strong fourth quarter, continued to experience pressure on rates due to supply of hotel rooms in that market. The increases in RevPAR for 2005 were attributable to a 7.3% increase in achieved room rates and a 360 basis point improvement in occupancy. Properties under management in New York, Jackson Hole, Miami, San Francisco, Aviara, Austin, and Los Angeles realized particularly strong improvements in RevPAR, relative to the average for the region. In addition, for the full year 2005, gross operating profits and gross operating margins improved 22.5% and 260 basis points, respectively, as compared to 2004, which was primarily attributable to an 11.6% increase in gross operating revenues.

Other Americas/Caribbean Region

Results for periods in 2005, as compared to periods in 2004

	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	206	8.7%	10.3%	19.7%	24.4%	190
Full Year	217	13.8%	15.1%	29.9%	28.2%	320

In the fourth quarter of 2005, all of the properties under management in the region experienced increases in RevPAR with the exception of Four Seasons Resort Great Exuma at Emerald Bay, which had weaker occupancy due to the threat of hurricanes in the area. On a local currency basis, RevPAR improved 6.0% in the fourth quarter of 2005. Properties under management in Buenos Aires, Punta Mita, and Vancouver had particularly strong improvements relative to the average for the region. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 19.7% and 190 basis points, respectively, in the fourth quarter of 2005 as compared to the same period in 2004.

For the full year 2005, the 13.8% (10.5% on a local currency basis) improvement in RevPAR was attributable to a 6.9% increase in achieved room rates and a 390 basis point improvement in occupancy. For the full year 2005, all of the properties under management in the region experienced improvements in RevPAR, leading to increases in gross operating profits and gross operating margins of 29.9% and 320 basis points, respectively. Properties under management in Buenos Aires and Exuma had particularly strong improvements in RevPAR and gross operating profits, as compared to the averages for the region.

Europe Region

Results for periods in 2005, as compared to periods in 2004

	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	329	(0.9)%	(1.1)%	4.3%	32.9%	170
Full Year	351	4.5%	4.7%	4.5%	34.6%	(10)

RevPAR in the European Core Hotels remained relatively flat in the fourth quarter of 2005, as compared to the fourth quarter of 2004. On a local currency basis, however, RevPAR increased 6.0%, reflecting improved operating results at the hotels under management in Istanbul, Dublin, and London relative to the other hotels in the region. Also during the fourth quarter of 2005, gross operating profits increased 4.3% (10.8% on a local currency basis), and gross operating margins improved 170 basis points, as compared to the same period in 2004, due to improvements in overall occupancy and achieved room rates on a local currency basis.

For the full year ended December 31, 2005, RevPAR increased 4.5% (4.4% on a local currency basis) primarily due to a 4.1% improvement in achieved room rates. All of the hotels in the region had improved operating results, with the exception of the hotels under management in Lisbon and Canary Wharf, which continue to experience lower group and corporate demand. While there was a 4.5% increase in gross operating profits, gross operating margins remained relatively flat for the full year of 2005, as compared to 2004, mainly as a result of the lower operating results at Four Seasons Hotel Lisbon.

Middle East Region

Results for periods in 2005, as compared to periods in 2004

	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	132	15.9%	19.8%	16.9%	33.7%	(90)
Full Year	142	19.3%	24.8%	39.8%	42.4%	450

In the Middle East region, nearly all of the properties under management had improvements in RevPAR in the fourth quarter of 2005, which was driven primarily by a 12.7% increase in achieved room rates, as compared to the same period in 2004. Four Seasons Hotel Riyadh and Four Seasons Hotel Cairo at First Residence had particularly strong improvements in RevPAR, as compared to the average for the region. On a local currency basis, RevPAR improved 11.0% in the fourth quarter of 2005, as compared to the same period in 2004. With the exception of Four Seasons Resort Sharm El Sheikh, whose business was affected by bombings in the area, all of the hotels experienced RevPAR improvements. Gross operating profits increased 16.9% during the fourth quarter of 2005, as compared to the same period in 2004. However, gross operating margins declined slightly (90 basis points), as compared to the same period in 2004.

For the full year of 2005, the 19.3% improvement in RevPAR was attributable to a 14.5% increase in achieved room rates and a 270 basis point improvement in occupancy. On a local currency basis, RevPAR improved 15.1% for the full year of 2005. Also for the full year of 2005, gross operating profits and gross operating margins improved 39.8% and 450 basis points, respectively, from 2004, as all of the properties under management in the region had stronger operating results. The only exception was Four Seasons Hotel Cairo at First Residence, which, despite a strong fourth quarter, experienced a slight reduction in occupancy and achieved room rates during the first three quarters of 2005 due to additional supply in the city.

Asia/Pacific Region

Results for periods in 2005, as compared to periods in 2004

	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Change	Percentage Change	Percentage Change	Margin	Basis Point Improvement
Fourth Quarter	122	0.1%	(1.0)%	2.2%	36.0%	110
Full Year	118	9.5%	6.5%	13.5%	33.0%	210

In the Asia/Pacific region, RevPAR remained relatively flat in the fourth quarter of 2005, as compared to the same period in 2004. On a local currency basis, RevPAR improved 3.0% for the fourth quarter of 2005. Achieved room rates improved 2.1% (6.3% on a local currency basis). However, this was offset by a 110 basis point decrease in occupancy. In particular, the resorts in Bali experienced lower demand during the fourth quarter of 2005 (due to the bombings that occurred in that market in October 2005). Also during the fourth quarter of 2005, gross operating profits and margins improved 2.2% and 110 basis points, respectively, mainly as the result of improved operating results at properties under management in Jakarta, Singapore, Shanghai, and Chiang Mai.

For the full year 2005, RevPAR improved 9.5% on a US dollar and local currency basis, as compared to 2004. This improvement was attributable to a 4.5% increase in achieved room rates and a 260 basis point improvement in occupancy. Virtually all of the properties under management in the region experienced increases in RevPAR with the exception of Four Seasons Hotel Bangkok, which had lower occupancy levels due to a rooms renovation during the year, and Four Seasons Resort Bali at Jimbaran Bay, which was affected by bombings in that market in 2005. Gross operating profits and gross operating margins improved 13.5% and 210 basis points, respectively, mainly due to improved operating results at the properties under management in Jakarta, Singapore, Shanghai, and Chiang Mai.

For our 2005 to 2004 comparisons, 51 of our 68 properties were considered Core Hotels, as compared to 48 of 63 properties for our 2004 to 2003 comparisons. Of the properties not considered Core Hotels for 2005 to 2004, four properties (Four Seasons Resort Maldives at Kuda Huraa, Four Seasons Biltmore Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North, and Four Seasons Hotel Washington) were undergoing extensive renovations during 2005. We have opened 12 new properties over the course of 2004 and 2005 (Four Seasons Resort Costa Rica, Four Seasons Resort Provence at Terre Blanche, Four Seasons Hotel Budapest, Four Seasons Resort Whistler, Four Seasons Hotel Cairo at Nile Plaza, Four Seasons Hotel Hampshire, Four Seasons Resort Langkawi, Four Seasons Hotel Doha, Four Seasons Hotel Hong Kong, Four Seasons Resort Lana’i at Manele Bay, Four Seasons Hotel Geneva and Four Seasons Hotel Damascus). The results from these properties are not included in 2005 to 2004 Core Hotels because they were not open during both 2004 and 2005. In addition, Regent Taipei is excluded from the comparisons in both years. For our 2004 to 2003 comparisons, five properties (Four Seasons Hotel Prague, Four Seasons Biltmore Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North, Four Seasons Hotel Washington and Four Seasons Hotel Jakarta) were undergoing extensive renovations during 2004 and the remaining nine had not been under management during both 2003 and 2004.

At December 31, 2005, we had approximately 17,300 total rooms under management, as compared to approximately 16,375 rooms as at December 31, 2004.

Number of rooms under management	As at December 31,
	2005	2004
United States	6,845	7,110
Other Americas/Caribbean	2,165	2,160
Europe	1,960	1,785
Middle East	1,740	1,210
Asia/Pacific	4,590	4,110
	17,300	16,375

Total revenues of all managed hotels and resorts were approximately $2.6 billion for the full year 2005, as compared to $2.2 billion in 2004, which represents an increase of 14.2%. In the fourth quarter of 2005, hotel and resort total revenues increased 11.9% to $676.7 million as compared to $604.8 million for the same period in 2004. The increases in total revenues of all managed hotels and resorts were due to increased revenues at existing hotels as a result of general improvements in travel trends and due to an increase in revenues from recently opened hotels and resorts.

Company Operating Results

Management Operations

Management Operations Revenues

(in millions of dollars)	Years ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
Hotel management fees
Base	$75.6	$65.9	$9.7	14.8%
Incentive	27.5	20.3	7.2	35.4%
Subtotal	103.1	86.2	16.9	19.6%
Other fees[7]	14.1	14.6	(0.5)	(3.6)%
Subtotal	117.2	100.8	16.4	16.3%
Foreign exchange forward contracts	—	11.2	(11.2)	(100.0)%
Reimbursed costs	69.1	56.1	13.0	23.2%
Management operations revenues	$186.3	$168.1	$18.2	10.8%

(in millions of dollars)	Three months ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
Hotel management fees
Base	$19.5	$17.9	$1.6	8.3%
Incentive	6.0	5.0	1.0	21.0%
Subtotal	25.5	22.9	2.6	11.1%
Other fees	4.1	2.1	2.0	89.7%
Subtotal	29.6	25.0	4.6	17.8%
Foreign exchange forward contracts	—	3.1	(3.1)	(100.0)%
Reimbursed costs	21.8	16.2	5.6	35.0%
Management operations revenues	$51.4	$44.3	$7.1	15.9%

The increases in management operations revenues for the full year and fourth quarter of 2005 were the result of the improvements in revenues and gross operating profits at the worldwide Core Hotels,

[7]	Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts, and other miscellaneous fees.

resulting primarily from RevPAR and other revenue increases, as well as fees from new properties and increases in reimbursed costs.

Base Fees

Base fees increased $9.7 million (from $65.9 million to $75.6 million) for the year ended December 31, 2005 as compared to 2004. Of this increase, base fees from Core Hotels contributed $6.6 million or 68.4% of the increase. The increase in base fees from Core Hotels in 2005 represented a 12.8% increase over the base fees generated from Core Hotels in 2004. Properties that opened in 2004 and 2005 contributed base fees of $5.4 million and $1.6 million in 2005 and 2004, respectively. The $9.7 million increase in base fees in 2005 was lower than it would have otherwise been as a result of a $0.9 million reduction in base fees from properties no longer under management.

Base fees increased $1.6 million (from $17.9 million to $19.5 million) for the quarter ended December 31, 2005, as compared to the quarter ended December 31, 2004. Of the $1.6 million increase in base fees, base fees from Core Hotels contributed $1.0 million or 66.2% of the increase. The increase in base fees from Core Hotels in the three months ended December 31, 2005 represented a 7.2% increase over the fees generated from Core Hotels in the fourth quarter of 2004. Properties that opened in 2004 and 2005 contributed base fees of $1.9 million and $0.7 million in the fourth quarters of 2005 and 2004, respectively. The $1.6 million increase in base fees in the quarter was lower than it would have otherwise been as the result of a $0.9 million reduction in base fees from properties no longer under management and differences in foreign exchange on fees denominated in other than the US dollar.

Incentive Fees

For the full year 2005, incentive fees increased $7.2 million, as compared to 2004. Due to a one-time charge at the properties under our management related to the transition of the retirement benefit plan (see ‘‘Liquidity and Capital Resources — Retirement Plan Commitments’’ below) during the fourth quarter of 2005, incentive fees were reduced by approximately $1.0 million. Incentive fees contributed 26.6% of the total hotel management fee revenues for the full year 2005, as compared to 23.5% for the full year 2004. The increase was attributable to improvements in the US, Middle East, and Other Americas/Caribbean regions, which more than offset moderate declines in incentive fees from the Europe and Asia/Pacific regions. The incentive fees earned from properties that opened in 2004 and 2005 represented $3.2 million of the increase in incentive fees. We currently have the ability to earn incentive fees in virtually all8 of the hotels and resorts that we manage. In 2005, incentive fees were earned from 459 of our management agreements, as compared to 35 of our management agreements in 2004.

For the quarter ended December 31, 2005, incentive fees increased $1.0 million as compared to the same period in 2004. As mentioned above, due to a one-time charge at the properties under our management related to the transition of the retirement benefit plan in the fourth quarter of 2005, incentive fees were reduced by $1.0 million. The incentive fees earned from properties that opened in 2004 and 2005 represented $1.3 million of the increase. Incentive fees were earned from 37 of the 68 hotels and resorts under management for the fourth quarter 2005, as compared to 32 of the 63 hotels and resorts under management in 2004.

Other Fees

For the full year ended December 31, 2005, other fees declined 3.6% or $0.5 million, to $14.1 million, as compared to 2004. The decline was attributable to a $2.0 million decline in residential royalty

[8]	We have this ability in 66 of 70 of the hotels and resorts that we manage.

[9]	Includes The Pierre in New York and Four Seasons Hotel Newport Beach, which are no longer managed by Four Seasons.

fees due to fewer residential sales closing and a $1.3 million decline in other miscellaneous fees, offset by a $2.8 million increase in design and procurement fees. For the three months ended December 31, 2005, other fees increased 89.7% or $2.0 million, to $4.1 million. The increase in other fees for the fourth quarter of 2005, as compared to the same period in 2004, was mainly attributable to royalty fees related to the sale of residences, as well as an increase in design and procurement fees.

Foreign Exchange Forward Contracts

We reported our financial results in Canadian dollars up to December 31, 2004, and, as a result, we were subject to foreign exchange gains and losses on conversion of our US dollar fee revenues to Canadian dollars. To reduce this currency exposure, we typically hedged a portion of these fees through foreign exchange forward contracts. Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. All of the outstanding foreign exchange forward contracts at that date were entered into in 2002 and had maturity dates in 2004. For the full year and fourth quarter of 2004, there was a deferred foreign exchange gain of $11.2 million and $3.1 million, respectively, on these foreign exchange forward contracts, which was recognized in 2004 as an increase in fee revenues. We had no such gain for the corresponding period in 2005, as there were no foreign exchange forward contracts in place in 2005 that related to fee revenues.

Reimbursed Costs

As described above under ‘‘Management Operations’’, reimbursed costs are incurred on a cost recovery basis to us and, as a result, we analyze our management operations excluding reimbursed costs. For the full year and three months ended December 31, 2005, reimbursed costs increased $13.0 million and $5.6 million, respectively, as compared to the corresponding periods in 2004. The increase was attributable to higher revenues under management and a growing portfolio of properties, as compared to the same periods in 2004.

Impact of Renovations

Several of the hotels and resorts under our management were undergoing significant renovations during 2005. The renovations at Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel New York were completed in the first quarter of 2005, while the renovations at Four Seasons Hotel Washington, D.C., Four Seasons Hotel Philadelphia, and Four Seasons Hotel Las Vegas were completed during the second half of 2005. These renovations resulted in a decrease in fee revenues estimated at approximately $1.8 million for the full year 2005. Significant renovation programs at other hotels under management, including Atlanta, Boston, Santa Barbara, and The Regent Beverly Wilshire, are expected to be substantially completed in 2006. In addition, after refurbishments and a major renovation, Four Seasons Resort Maldives at Kuda Huraa is expected to reopen in 2006. Significant rooms renovations are also expected to commence at Four Seasons Resort Maui and Four Seasons Hotel Dublin in 2006.

Management Operations Expenses

(in millions of dollars)	Years ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
General and administrative expenses	41.2	34.5	6.7	19.4%
Reimbursed costs	69.1	56.1	13.0	23.2%
Management operations expenses	110.3	90.6	19.7	21.7%

(in million of dollars)	Three months ended December 31,		Dollar Change	Percentage Change
	2005	2004	2005 over 2004	2005 over 2004
General and administrative expenses	11.6	10.0	1.6	16.0%
Reimbursed costs	21.8	16.2	5.6	35.0%
Management operations expenses	33.4	26.2	7.2	27.8%

The majority of our general and administrative expenses are in Canadian dollars and, accordingly, a portion of the increase for the full year and fourth quarter of 2005, as compared to 2004, was attributable to the US dollar having declined relative to the Canadian dollar. For the full year and fourth quarter of 2005, general and administrative expenses (excluding reimbursed costs) increased 11.5% and 11.7%, respectively, on a Canadian dollar basis, as compared to the same period in 2004. On a Canadian dollar basis, the increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio and to the cost of living increases for corporate employees that were implemented at the beginning of 2005. In addition, in the fourth quarter of 2005, the increase in general and administrative expenses was attributable to reorganization costs.

For reimbursed costs, see ‘‘Management Operations — Management Operations Revenues — Reimbursed Costs’’ above.

Management Operations Earnings

As a result of the items described above, management operations earnings and management operations profit margin were the following:

(in millions of dollars)	Years ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts)[10]	$117.2	$100.8	$29.6	$25.0
Management operations earnings before other operating items (excluding reimbursed costs and the impact of foreign exchange forward contracts)[11]	$76.0	$66.3	$18.0	$15.0
Management operations profit margin (excluding reimbursed costs and the impact of foreign exchange forward contracts)[12]	64.8%	65.8%	60.8%	60.2%
Management operations revenues	$186.3	$168.1	$51.4	$44.3
Management operations earnings before other operating items	$76.0	$77.5	$18.0	$18.1

[10]	See ‘‘Company Operating Results — Management Operations — Management Operations Revenues’’.

[11]	This is a non-GAAP measure and is calculated as management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts) less management general and administrative expenses.

[12]	This is a non-GAAP measure and is calculated as management fee revenues (excluding reimbursed costs and the impact of foreign exchange forward contracts) divided by management operations earnings before other operating items (excluding reimbursed costs and the impact of foreign exchange forward contracts).

(in millions of dollars)	Years ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Management operations profit margin	40.8%	46.1%	35.0%	41.0%

Ownership Operations (which includes Corporate Expenses)

Operating losses from ownership operations before other operating items for the full year 2005 increased $1.4 million to a loss of $18.0 million, as compared to a loss of $16.6 million in 2004. The increased loss for the year was primarily attributable to increased corporate expenses relating to foreign exchange and a retirement allowance, partially offset by a decrease in operating losses of $2.0 million at The Pierre, which was disposed of on June 30, 2005, and a decrease in operating losses at Four Seasons Hotel Vancouver of $0.3 million. In the fourth quarter of 2005, operating losses from ownership operations before other operating items were $5.3 million, as compared to $3.1 million in the fourth quarter of 2004. The increase was primarily attributable to The Pierre (which contributed operating earnings of $1.4 million in the fourth quarter of 2004 and no operating earnings in the fourth quarter of 2005 as a result of its disposition), and increased corporate expenses related to foreign exchange and a retirement allowance.

Ownership Operations

The Pierre

In June 2005, we disposed of our interest in The Pierre and ceased managing the property on June 30, 2005. This transaction reduced the ownership operations loss for the year ended December 31, 2005 by $2.0 million, as compared to the same period in 2004. During the fourth quarter of 2004, operating earnings at The Pierre were $1.4 million. For the full year 2005, management fees from The Pierre were $1.2 million, as compared to $2.0 million in 2004. Further details on the disposition of this investment are discussed below under ‘‘Other Income/Expense, Net — Gain/Loss on Disposition of Assets’’.

Four Seasons Hotel Vancouver

RevPAR at Four Seasons Hotel Vancouver increased 4.0%, on a Canadian dollar basis, for the full year ended December 31, 2005, as compared to 2004, as a result of occupancy improvements. Consequently, the operating results after management fees at that hotel improved $0.3 million to a loss of $0.5 million in 2005, as compared to 2004. During the fourth quarter of 2005, RevPAR at Four Seasons Hotel Vancouver increased 9.6%, on a Canadian dollar basis, as compared to the same period in 2004, primarily as a result of an 8.2% increase in achieved room rates. Operating results at the hotel improved approximately $0.4 million to a loss of $0.4 million in the fourth quarter of 2005, as compared to the same period last year.

Other

Our ownership interest in 10 other Four Seasons hotels and resorts that are open and under management are accounted for on a cost basis (see ‘‘Balance Sheet Review and Analysis — Investments in Hotel Partnerships and Corporations’’). In 2005 and 2004, we received $0.1 million and $0.3 million of cash distributions, respectively, from one of these ownership interests.

Corporate Expenses

For the full year and three months ended December 31, 2005, our corporate expenses increased $3.5 million and $1.0 million to $15.1 million and $4.6 million, respectively, as compared to $11.6 million and $3.6 million for the same periods in 2004. The majority of these costs are in Canadian dollars and, accordingly, some of the increase was attributable to the US dollar having declined relative to the Canadian dollar since 2004. The remainder of the increase for the full year and fourth quarter of 2005 was primarily attributable to a retirement allowance.

Other Income/Expense, Net

For the full year 2005, other expense, net was $89.2 million, as compared to $11.9 million in 2004. For the fourth quarter of 2005, other expense, net was $56.8 million, as compared to other income, net of $5.1 million for the same period in 2004.

(in millions of dollars)	Years ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Retirement benefit plan	$(35.5)	$—	$(34.5)	$—
Asset provisions and write-downs	(31.8)	—	(25.3)	—
Foreign exchange gain (loss)	(24.6)	3.2	(4.8)	5.3
Gain (loss) on disposition of assets	3.2	(3.7)	9.0	(0.2)
Other	(0.5)	(0.2)	(0.2)	—
Loss on redemption of Liquid Yield Option Notes (‘‘LYONs’’)	—	(11.2)	—	—
Other income (expense), net	$(89.2)	$(11.9)	$(56.8)	$5.1

Retirement Benefit Plan

During the fourth quarter of 2005, we transitioned the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded defined contribution retirement plan. We made the change in the retirement plan to improve the certainty and predictability related to the cost of the retirement benefits. We do not expect that the change will have a significant impact on our ongoing annual pension cost.

The transition to this defined contribution format resulted in a funding requirement of $42.2 million, of which $36.0 million was funded in 2005, and a one-time pre-tax loss of $35.5 million. In addition, as a result of the costs incurred by our hotels and resorts for the transition of general manager participants, our incentive fees for 2005 were reduced by approximately $1.0 million since the funding by the hotel owners was typically deducted in calculating the amounts upon which our incentive fees are determined.

We continue to maintain the unfunded multi-employer, non-contributory, defined benefit plan on behalf of four active executives and 14 retired executives and general managers, as well as the owners of two of our managed properties. As at December 31, 2005 we have accrued a defined benefit liability of $25.8 millionin ‘‘Long-term obligations’’ in respect of this plan. This accrued defined benefit liability excludes the defined benefit obligation of the owners of the two managed properties for their current general managers.

Asset Provisions and Write-Downs

From time to time, we make investments in hotels and resorts under our management in the form of equity, loans and investments in management contracts in order to obtain long-term management agreements in respect of these projects. In making these investments, we assess the expected overall returns to Four Seasons, including the value created through our long-term management agreements. However, for financial reporting purposes each discrete investment or component of an investment must be valued only in relation to the cash flow that the particular investment or component of an investment generates to Four Seasons, without regard to the ongoing value of the management agreement.

For the year ended December 31, 2005, other expense, net, includes an expense of $31.8 million relating to the provision for and the write-down of certain assets, including a provision for loss of $8.8 million on long-term receivables, a write-down of $17.9 million on investments in hotel partnerships and corporations and a write-down of $5.1 million on investment in management contracts.

For three months ended December 31, 2005, other expense, net, includes an expense of $25.3 million relating to the provision for and the write-down of certain assets, including a provision for loss of $8.8 million on long-term receivables, a write-down of $15.9 million on investments in hotel partnerships and corporations and a write-down of $0.6 million related to investment in management contracts.

Foreign Exchange

Other expense for the full year ended December 31, 2005 included a foreign exchange loss of $24.6 million, as compared to a gain of $3.2 million in 2004. Other expense for the fourth quarter of 2005 included a foreign exchange loss of $4.8 million, as compared to a gain of $5.3 million for the same period in 2004.

Foreign exchange gains and losses arose primarily from the translation to Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities in each currency, and consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and short-term and long-term liabilities, as determined under Canadian generally accepted accounting principles (‘‘GAAP’’). As a result of the currency swap relating to our convertible senior notes, which is described below under ‘‘Liquidity and Capital Resources — Convertible Notes’’, our US dollar net monetary asset position increased significantly during the second quarter of 2005. This, combined with the strengthening of the Canadian dollar relative to the US dollar and the British pound sterling, resulted in the foreign exchange loss during the full year and fourth quarter of 2005.

Further fluctuations in rates of exchange between currencies will likely result in future foreign exchange gains or losses.

The following table sets out the exchange rates obtained from the Bank of Canada:

	As at December 31, 2004	As at December 31, 2005	Average during 2005
US dollar to Canadian $1.00	0.8308	0.8577	0.8253
Pound sterling to Canadian $1.00	0.4336	0.4991	0.4532
Euro to Canadian $1.00	0.6138	0.7244	0.6627
Australian dollar to US $1.00	1.2821	1.3630	1.3109

Gain/Loss on Disposition of Assets

Other expense, net for the year ended December 31, 2005 included a net gain of $3.2 million related to the disposition of certain investments in hotel partnerships and corporations and the exit from certain management contracts, and a loss of $6.2 million on the assignment of leases and the sale of related assets in The Pierre.

Included in other expense, net during the year ended December 31, 2004, was a net loss of $3.7 million related to the sale of certain investments and the settlement of a long-term receivable.

Other expense, net for the fourth quarter of 2005 included a net gain of $9.0 million related to the disposition of certain investments in hotel partnerships and corporations and the exit from certain management contracts, and a loss of $0.9 million on the assignment of leases and the sale of related assets in The Pierre.

Included in other expense, net for the fourth quarter of 2004, was a net loss of $0.2 million related to the sale of one of our investments.

Redemption of the LYONs

Included in other expense, net for the year ended December 31, 2004 is the loss on the redemption of the debt component of our LYONs (issued in 1999) of $11.2 million. As discussed below under ‘‘Liquidity and Capital Resources — Convertible Notes’’, we redeemed all of our LYONs for $328.73 cash per $1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of $215.5 million. The redemption of these convertible notes is more fully described in our consolidated financial statements for the year ended December 31, 2005.

Net Interest Income/Expense

(in millions of dollars)	Years ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Interest income	$ 16.7	$ 13.0	$ 5.2	$ 3.4
Interest expense	(13.3)	(11.9)	(3.6)	(3.5)
Interest income (expense), net	$ 3.4	$ 1.1	$ 1.6	$ (0.1)

The increase in interest income for the year ended December 31, 2005, as compared to the same period in 2004, was primarily attributable to higher deposit interest rates, as well as new loans to certain properties under our management. The increase in interest expense for the year ended December 31, 2005 was primarily attributable to higher interest expense relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to the LYONs, which were outstanding for the first eight months of 2004. For financial reporting purposes, the convertible senior notes are bifurcated into debt and equity components under Canadian GAAP, and a notional interest rate is applied to the portion that is allocated to the debt component. Although the interest rate that is applied to the convertible senior notes is lower than the rate applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes, the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

As discussed below under ‘‘Liquidity and Capital Resources’’, we have entered into currency and interest rate swap arrangements relating to the convertible senior notes. Taking into account the amortization of the gain on the terminated swap and the existing swap, the effective interest rate on the convertible senior notes in the fourth quarter of 2005 was approximately 4.5%, which represents $2.5 million of interest expense for that period. For the year ended December 31, 2005, the effective interest rate on the convertible senior notes was approximately 4.2%, which represents $9.2 million of interest expense for the full year.

Income Tax Recovery/Expense

Our income tax recovery during the full year and fourth quarter of 2005 was $10.8 million and $7.4 million, respectively (effective tax rate of 27.8% and 16.4%, respectively), as compared to income tax expense of $12.6 million and $4.0 million (effective tax rate of 32.9% and 23.9%), respectively, for the same periods in 2004.

The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in 2005 and 2004, a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, we increased the valuation allowance in the fourth quarter of 2005 to reflect the uncertainty relating to our realization of the benefit of certain income tax assets. In 2004, the impact of these items was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded. Excluding these items, our tax rate would have been our expected 24%.

Stock Option Expense

Stock option expense for the full year 2005 was $2.3 million ($0.8 million allocated to Management Operations and $1.5 million allocated to Ownership Operations and Corporate Expenses), as compared to $1.6 million for 2004 ($0.7 million allocated to Management Operations and $0.9 million allocated to Ownership Operations and Corporate Expenses).

Net Earnings and Earnings per Share

For the reasons outlined above, net loss for the year ended December 31, 2005 was $28.2 million ($0.77 basic and diluted loss per share), as compared to net earnings of $25.7 million ($0.72 basic earnings per share and $0.69 diluted earnings per share) for the year ended December 31, 2004.

For the reasons outlined above, net loss for the quarter ended December 31, 2005 was $37.8 million ($1.03 basic and diluted loss per share), as compared to net earnings of $12.8 million ($0.35 basic earnings per share and $0.34 diluted earnings per share) for the quarter ended December 31, 2004.

Adjusted Net Earnings and Adjusted Earnings per Share

Adjusting for certain items, adjusted earnings were:

(in millions of dollars)	Years ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Net earnings (loss)	$(28.2)	$25.7	$(37.8)	$12.8
Adjustments related to items included in other (income) expense, net[13]	89.2	11.9	56.8	(5.1)
Tax effect of adjustments	(24.6)	0.1	(12.0)	1.0
Adjusted net earnings	$36.4	$37.7	$7.0	$8.7
Adjusted basic earnings per share	$0.99	$1.06	$0.19	$0.24
Adjusted diluted earnings per share	$0.96	$1.01	$0.19	$0.23

Adjusted net earnings is a non-GAAP measure, is not defined by Canadian GAAP and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations and we use it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this information.

Two-Year Summary by Quarter

(in millions of dollars except per share amounts)	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2005	2004	2005	2004	2005	2004	2005	2004
Consolidated revenues	$58.5	$69.5	$52.2	$63.3	$74.5	$71.4	$63.1	$57.1
Earnings (loss) before other operating items:
Management operations	18.0	18.1	15.9	20.1	22.8	22.1	19.3	17.1
Ownership operations and corporate expenses	(5.3)	(3.1)	(3.6)	(4.9)	(2.3)	(1.3)	(6.8)	(7.4)
Net earnings (loss):
Total	$(37.8)	$12.8	$(11.4)	$(8.5)	$15.8	$12.8	$5.2	$8.7
Basic earnings (loss)	$(1.03)	$0.35	$(0.31)	$(0.24)	$0.43	$0.36	$0.14	$0.25

[13]	Other expense, net for the full year ended December 31, 2005 included a foreign exchange loss of $24.6 million, $35.5 million in connection with the transition of a retirement benefit plan and $29.1 million relating primarily to the write-down of certain of our assets reduced by net gains on disposition of certain hotel investments. For the full year ended December 31, 2004, other expense, net included a foreign exchange gain of $3.2 million, $11.2 million related to the redemption of the LYONs and $3.9 million net loss on sales of investments. Other expense, net for the three months ended December 31, 2005 included a foreign exchange loss of $4.8 million, $35.5 million in connection with the transition of a retirement benefit plan and $16.5 million relating primarily to the write-down of certain of our assets reduced by net gains on disposition of certain hotel investments. For the three months ended December 31, 2004, other expense, net included a foreign exchange gain of $5.3 million and $0.2 million loss on sales of investments.

(in millions of dollars except per share amounts)	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
per share[1]
Diluted earnings (loss) per share [1]	$(1.03)	$0.34	$(0.31)	$(0.24)	$0.42	$0.34	$0.14	$0.24

[1]	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

As discussed below under ‘‘Operating Risks — Seasonality/Quarterly Predictability’’, our management and ownership operations are seasonal in nature. The dispositions of our interests in The Pierre and Four Seasons Hotel Berlin during 2005 and 2004, respectively, also affect the comparative amounts. In addition to the impact of seasonality on our quarter-over-quarter operating results, net earnings each quarter were impacted by the weakening US dollar against the Canadian dollar over the course of 2005 (resulting in foreign exchange gains and losses upon the translation to Canadian dollars of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations) (See ‘‘Company Operating Results — Other Income/Expense, Net’’). In addition, as discussed under ‘‘Other Income/Expense, Net’’, during the fourth quarter of 2005 we wrote-down certain of our investments and transitioned our retirement benefit plan. The impact of certain of these items is highlighted in the following table:

(in millions of dollars)	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2005	2004	2005	2004	2005	2004	2005	2004
Retirement benefit plan	$(35.5)	$—	$—	$—	$—	$—	$—	$—
Asset provisions and write-downs	(25.3)	—	(4.6)	—	—	—	(1.9)	—
Foreign exchange gain (loss)	(4.8)	5.3	(16.2)	(3.4)	(3.3)	(2.2)	(0.4)	3.5
Loss on redemption of LYONs	—	—	—	(11.2)	—	—	—	—
Gain (loss) on disposition of assets	9.0	(0.2)	(0.3)	(3.5)	(5.1)	—	(0.4)	—
Legal and enforcement costs	(0.2)	—	—	—	(0.2)	—	—	(0.2)
Other income (expense), net	$(56.8)	$5.1	$(21.1)	$(18.1)	$(8.6)	$(2.2)	$(2.7)	$3.3

Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments

An important part of our overall strategy is to maintain the strength of our balance sheet. Accordingly, we intend to continue to be disciplined in the allocation of our capital. We also intend to seek to dispose of certain of our equity investments, which could contribute further cash and cash equivalents in the near term. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. We make investments in, or advances in respect of or to owners of, properties with a view to obtaining management agreements or enhancing existing management agreements where we believe the overall returns will justify the investment or advance.

These investments must meet our financial criteria considering all sources of cash flow (including management fees), certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and can typically choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests to enable us to dispose of equity interests as opportunities arise, without affecting our management interests. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as ‘‘Investments in hotel partnerships and corporations’’, ‘‘Investment in management contracts’’ or ‘‘Long-term receivables’’.

As part of our ongoing balance sheet evaluation, we reviewed our significant investments and advances at December 31, 2005 and determined that write-downs were required with respect to certain of our investments. These charges are discussed under ‘‘Company Operating Results — Other Income/Expense, Net’’.

Long-Term Receivables

Included on our balance sheet as at December 31, 2005 is $175.4 million (2004 — $179.1 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage, including secured and unsecured long-term receivables relating to our managed properties in London, Hampshire, Sydney, Geneva, Prague, Toronto, Scottsdale and Buenos Aires.

Consolidated Hotel Ownership Interests

We have a 100% leasehold interest in Four Seasons Hotel Vancouver. In June 2005, Four Seasons disposed of its interest in The Pierre and ceased managing the property on June 30, 2005. See ‘‘Company Operating Results — Ownership Operations (which includes Corporate Expenses) — Ownership Operations’’. In September 2004, our lease was terminated and we ceased managing Four Seasons Hotel Berlin. Our consolidated financial statements reflect the consolidation of the balance sheet of Four Seasons Hotel Vancouver. There is no third party debt associated with this leasehold interest.

Investments in Hotel Partnerships and Corporations

Included on our balance sheet as at December 31, 2005 is $99.9 million (2004 — $131.3 million) related to investments in hotel partnerships and corporations. For a listing of other hotels and resorts under management in which we have equity investments, see ‘‘Four Seasons Portfolio — Description of Hotels and Resorts’’.

We account for these equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments. In 2004, in accordance with Canadian GAAP, investments in which we had a greater than 20% ownership interest and which had been acquired before May 1, 2003 with the intention that they be disposed of in the foreseeable future were also accounted for on a cost basis. Beginning January 1, 2005, we were required to either equity account or consolidate our investments in which we have a greater than 20% ownership interest. In March 2005, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai. As a result of the sales, our equity interest in each property was reduced to less than 20%.

Each of our investments in hotel partnerships and corporations individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under ‘‘Four

Seasons Portfolio — Properties under Construction or Development’’, ‘‘Liquidity and Capital Resources’’, and ‘‘Off-Balance Sheet Arrangements’’.

Investment in Management Contracts

Included in our balance sheet as at December 31, 2005 is $164.9 million (2004 — $181.3 million) relating to our investment in management contracts. The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining or improving the management contracts for Four Seasons properties in Paris, Scottsdale, Hampshire, and Chicago.

Fixed Assets

Included on our balance sheet as at December 31, 2005 is $64.9 million (2004 — $59.9 million) relating to our fixed assets. A majority of this amount relates to the land, building, and furniture, fixtures, and equipment for our Corporate Office in Toronto. Also included in fixed assets at December 31, 2005 is $6.2 million (2004 — $7.4 million), which represents a majority of our investment in Four Seasons Hotel Vancouver.

Liquidity and Capital Resources

As at December 31, 2005, our cash and cash equivalents were $242.2 million, as compared to $226.4 million as at December 31, 2004. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

We have a committed bank credit facility of $125 million, which expires September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2005, no amounts were borrowed under the credit facility. However, approximately $1.6 million of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Our commitments include the contractual obligations and other commitments described below in this ‘‘Liquidity and Capital Resources’’ section as well as those described under ‘‘Off-Balance Sheet Arrangements’’ and ‘‘Four Seasons Portfolio — Properties under Construction or Development’’.

Contractual Obligations

Contractual Obligations (in millions of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Convertible Notes[1]	$260.4	$10.4	—	$250.0	—
Currency and Interest Rate Swap[2]	17.1	(0.3)	—	17.4	—
Operating Leases[3]	39.8	4.3	6.6	5.9	23.0
Other Long-Term Obligations[4]	36.4	34.6	1.8	—	—
Retirement Benefit Plan[5]	27.8	1.3	3.2	4.7	18.6
Total Contractual Obligations[6]	$381.5	$50.3	$11.6	$278.0	$41.6

[1]	The amount represents the principal amount plus accrued interest at December 31, 2005 of $252.5 million. See ‘‘Convertible Notes’’.

[2]	The amount represents the carrying amount (foreign exchange loss net of interest receivable) as at December 31, 2005.

[3]	This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London and includes the future minimum lease payments in connection with Four Seasons Hotel Vancouver. See note 15(a) to our consolidated financial statements.

[4]	This amount includes our donation to the Canadian Opera Company for its new opera house, which will be named the ‘‘Four Seasons Centre for the Performing Arts’’, our contractual obligations related to the expansion of our Toronto corporate office, as well as other long-term obligations.

[5]	We continue to maintain the unfunded multi-employer, non-contributory, defined benefit plan on behalf of four active executives and 14 retired executives and general managers, as well as the owners of two of our managed properties. As at December 31, 2005 we have accrued a defined benefit liability of $25.8 million in ‘‘Long-term obligations’’ in respect of this plan. This accrued defined benefit liability excludes the defined benefit obligation of the owners of the two managed properties for their current general managers.

[6]	This does not include the amounts that are disclosed as capital commitments in the chart under ‘‘Four Seasons Portfolio — Properties under Construction or Development’’.

Convertible Notes

During 1999, we issued LYONs for $655.5 million principal amount at maturity (September 23, 2029) for gross proceeds of $172.5 million. We were entitled to redeem the LYONs commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4½% per annum. As discussed above in ‘‘Company Operating Results — Other Income/Expense, Net’’, during the third quarter of 2004, we exercised this right and redeemed all of our LYONs for an aggregate payment of $215.5 million.

During the second quarter of 2004, we issued $250 million principal amount of convertible senior notes. We used a majority of the net proceeds from the issuance of the convertible senior notes to repay the LYONs. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into our Limited Voting Shares at an initial conversion rate of 13.9581 shares per $1,000 principal amount (equal to a conversion price of approximately $71.64 per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a ‘‘fundamental change’’ occurs. We may choose to settle conversion in our Limited Voting Shares, cash or a combination of our Limited Voting Shares and cash. Holders of the notes will have the right to require us to purchase the notes for their principal amount plus accrued and unpaid interest on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Repurchases of notes made on July 30, 2014 and July 30, 2019 may be made (at our option) in cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of $211.8 million, which was estimated based on the present value of a $250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component of $36.9 million (representing the value of the conversion feature of the convertible senior notes). For further details, see note 10(a) to our consolidated financial statements.

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of $211.8 million, pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of $9 million. The book value of the interest rate swap at the date of termination was approximately $1.5 million. The recognition of the resulting gain was deferred and is being amortized over the period to July 30, 2009.

In the second quarter of 2005, we entered into a new currency and interest rate swap agreement until July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million (C$269.2 million) and pay interest at a floating rate of six-month Canadian Bankers Acceptances (‘‘BA’’) in arrears plus 1.1% per annum. On July 30, 2009, we will pay C$311.8 million and receive $250 million under the swap. We have designated the swap as a fair value hedge of our convertible senior notes.

Cash Flows

Cash from Operations

During the year ended December 31, 2005, we generated cash from operations of $62.6 million (before the payment related to the transition of the retirement benefit plan) and $26.5 million (after the payment related to the transition of the retirement benefit plan), as compared to $44.4 million in 2004. During the three months ended December 31, 2005, we used cash of $9.9 million from operations, as compared to generating cash of $32.3 million for the same period in 2004.

The decrease in cash from operations of $17.9 million in 2005, as compared to 2004, resulted primarily from a $36.0 million cash payment in 2005 related to the restructuring of the retirement benefit plan, $9.0 million in proceeds that were received in 2004 on the termination of the interest rate swap, an increase in taxes paid in 2005 of $6.9 million, and an increase in interest paid of $4.4 million, partially offset by the $25.8 million interest payment on redemption of the LYONs in 2004, a $10.3 million increase in interest received in 2005, and $2.3 million in 2005 arising from changes in non-cash working capital.

The decrease in cash from operations of $42.2 million in the fourth quarter of 2005, as compared to the same period in 2004, resulted primarily from a $36.0 million cash payment related to the restructuring of the retirement benefit plan. In the fourth quarter of 2005, we transitioned the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit plan to a fully funded defined contribution plan (see ‘‘Other Income/Expense, Net—Retirement Benefit Plan’’ above). The transition to this defined contribution format resulted in a funding requirement of $42.2 million, of which $36.0 million was funded in 2005, and a one-time pre-tax loss of $35.5 million.

Financing Activities

In 2005, we received proceeds of $7.0 million relating to the exercise of options by employees to purchase 32,380 Limited Voting Shares, as compared to option exercise proceeds of $33.9 million in 2004 relating to the purchase of 1,367,054 Limited Voting Shares.

We paid $3.1 million and $2.8 million in dividends during 2005 and 2004, respectively, based on a dividend policy of C$0.11 per Limited Voting Share and C$0.055 per Variable Multiple Voting Share per annum, paid semi-annually in January and July.

In 2004, we issued $250.0 million (principal amount) convertible senior notes. In 2004, we also redeemed all of our LYONs for an aggregate payment of $215.5 million (see ‘‘Liquidity and Capital Resources — Convertible Notes’’ above).

Investing Activities

Long-Term Receivables

In 2005, we advanced $44.9 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Geneva, Toronto, Washington, Buenos Aires, and Exuma at

Emerald Bay. Also in 2005, we were repaid $34.6 million, in the aggregate, of our long-term receivables, including repayments from Four Seasons properties in Nevis, San Francisco, and Scottsdale.

In 2004, we advanced $25.1 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Hampshire, Scottsdale at Troon North, and Exuma at Emerald Bay. Also in 2004, we were repaid $8.9 million, in the aggregate, of our long-term receivables, of which the largest component was $5.9 million relating to the settlement of our loan receivable from our proposed project in Sedona.

During the fourth quarter of 2005, we advanced $6.2 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Geneva, Bangkok and Buenos Aires. Also during the fourth quarter of 2005, we were repaid $15.2 million, in the aggregate, of which the largest component related to our loan receivable from Nevis.

During the fourth quarter of 2004, we advanced $8.4 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Scottsdale, Exuma and Hampshire.

Investments in Hotel Partnerships and Corporations

To fund capital requirements in properties in which we have an interest (primarily in properties under construction or development), we invested $8.7 million in 2005. These included additional investments in Four Seasons Resort Jackson Hole and Four Seasons Hotel Silicon Valley at East Palo Alto, with our equity investments in these properties being 10% and 15%, respectively, at December 31, 2005. In 2005, we realized cash of $24.6 million, from the sales of approximately 53% of our equity interest in Four Seasons Hotel Shanghai, 80% of our equity interest in Four Seasons Residence Club Scottsdale at Troon North, and all of our interests in Four Seasons Hotel Cairo at Nile Plaza and Four Seasons Hotel Amman.

The 2004 investments of $36.1 million included Four Seasons Resort Whistler (which we subsequently sold in the third quarter of 2004), Four Seasons Hotel Silicon Valley at East Palo Alto (approximate equity interest of 15%), and funding of an additional equity investment in one opened property, Four Seasons Resort Jackson Hole (approximate equity interest of 10%). In 2004, we realized cash from disposal of our investments of $38.4 million from the sale of Four Seasons Resort Whistler and the majority of our 8% investment in Four Seasons Hotel Amman.

During the fourth quarter of 2005, on a net basis, we realized cash from the disposition of our investments of $14.0 million, reflecting the sale of our interests in Four Seasons Hotel Cairo at Nile Plaza and Four Seasons Hotel Amman, and the sale of a portion of our interest in Four Seasons Hotel Miami.

During the fourth quarter of 2004, we funded $1.5 million related to our property in Jackson Hole and realized cash of $2.4 million from the sale of part of our interest in Four Seasons Resort Scottsdale at Troon North.

Investment in Management Contracts

For the full year and fourth quarter of 2005, we received total net proceeds of $10.5 million and $11.1 million, respectively, related to our investments in management contracts, including our property in Canary Wharf and our property in Newport Beach (which we ceased managing in October 2005). Of the amounts that were invested in management contracts during 2005, there was no significant investment in any individual management contract.

For the full year and fourth quarter of 2004, we invested a net amount of $12.1 million and $2.4 million, respectively, in investments in management contracts, including investments in Four Seasons Hotel Hampshire, Four Seasons Resort Whistler and Four Seasons Resort Costa Rica.

Fixed Assets

Our capital expenditures were $18.7 million for the year ended December 31, 2005 and $5.9 million in the fourth quarter of 2005, as compared to $6.6 million and $2.4 million, respectively, for the same periods in 2004. In 2004, we commenced construction on our Toronto corporate office expansion, which is scheduled to be completed during 2006. Capital expenditures related to this expansion were $14.7 million in 2005 and $3.1 million in 2004. Costs to complete the facility are estimated at $30.1 million and are expected to be fully incurred in 2006.

During the fourth quarters of 2005 and 2004, our capital expenditures were $5.9 million and $2.4 million, respectively, which primarily related to our Toronto corporate office expansion.

Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2005 and 2004 was immaterial for the properties in which we have a minority equity interest or pursuant to management contract obligations.

Outstanding Share Data

Designation	Outstanding as at March 8, 2006
Variable Multiple Voting Shares[1]	3,725,698
Limited Voting Shares	33,018,768
Options to acquire Limited Voting Shares[2]:
Outstanding	4,358,823
Exercisable	3,385,319
Convertible Senior Notes issued June 2004 and due 2024[3]	$250.5 million[4]

[1]	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

[2]	As disclosed in note 11(a) to our consolidated financial statements, pursuant to an agreement approved by the shareholders in 1989, Four Seasons has agreed to make a payment to Mr. Isadore Sharp on an arm’s length sale of control of Four Seasons Hotels Inc. that is calculated by reference to the consideration received per Limited Voting Share in the transaction and the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of sale.

[3]	The terms of the convertible senior notes are more fully described under ‘‘Liquidity and Capital Resources — Convertible Notes’’.

[4]	This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

Financial Instruments

Foreign Exchange Forward Contracts

We use derivative financial instruments in the management of our foreign currency exposures, when we believe it is appropriate. We do not use derivative financial instruments for trading or speculative purposes.

Because a significant portion of our revenues is generated in foreign currencies (the most significant currency being the US dollar, our reporting currency) and the expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time as a hedge against foreign currency fluctuations. We estimate future foreign currency cash flows on an ongoing basis and enter into foreign exchange forward contracts in proportion to the magnitude and timing of these anticipated cash flows. For a description of foreign currency-related risks, see ‘‘Operating Risks — Currency Exposure’’. We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts.

As at December 31, 2005, we had foreign exchange forward contracts to convert $21.2 million of US dollars to Canadian dollars at an average rate of 1.16099 over the first six months of 2006. These foreign exchange forward contracts are marked-to-market each period, with the resulting gains or losses recorded in income in the period. As of December 31, 2005, the fair value of the outstanding contracts was $0.1 million and has been included in accounts payable and accrued liabilities on our consolidated balance sheet and in other expense, net in our consolidated statements of operations.

Currency and Interest Rate Swap

We have entered into a currency and interest rate swap agreement with a duration until July 30, 2009 pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million and pay interest at a floating rate of six-month Canadian Bankers Acceptances (‘‘BA’’) in arrears plus 1.1% per annum on an initial notional amount of C$269.3 million. On July 30, 2009, we will pay C$311.8 million and receive $250 million under the swap. We have designated the swap as a fair value hedge of our convertible senior notes (see ‘‘Liquidity and Capital Resources — Convertible Notes’’ above). A liability of $17.1 million has been recorded in our accounts in 2005 related to the swap as a fair value hedge, offsetting the translation gain on the underlying debt obligation. It is our intention to continue the swap agreement until maturity. Interest income and interest expense recognized on the swap agreement during the year was $8.0 million and C$8.3 million, respectively. Upon maturity, we will have an obligation to pay C$311.8 million to the swap counterparty and may be required to convert some or all of the proceeds of the $250 million we will receive into Canadian dollars at exchange rates which may be either more or less favourable than at December 31, 2005. The fair value of the swap as at December 31, 2005 represented a loss of $24.3 million. The difference between the fair value and the liability recorded to date has not been recorded in our accounts because the swap has been designated as a fair value hedge. The fair market value of the swap may change over time as a result of changes in the forward exchange rate between the Canadian and US dollar and/or as a result of changes in interest rates.

As part of the interest rate component of the swap agreement, we receive a fixed interest rate amount in exchange for our payment of a floating interest rate charge on the notional Canadian value of the swap. As a result, the amount we are obligated to pay is subject to changes in the six-month BA rate. By way of example, a 1% increase in the six-month BA rate would result in an increase in interest expense, on an annualized basis, of approximately C$2.8 million. Conversely, a 1% decrease in the six-month BA rate would result in a decrease in interest expense, on an annualized basis, of approximately C$2.8 million. We try to manage our exposure to changes in short-term interest rates by investing our available cash balances in short-term securities, to provide a partial offset to changes in interest expense, however, there can be no assurance that this practice, which is dependent upon cash balances available for investment and the short-term interest rate spreads between Canada and the US, will be effective.

Other Financial Instruments

In addition to the foreign exchange forward contracts and the currency and interest rate swap, we had the following financial instruments at December 31, 2005: cash equivalents (see ‘‘Liquidity and Capital Resources’’), long-term receivables (see ‘‘Balance Sheet Review and Analysis — Long-Term Receivables’’), convertible senior notes (see ‘‘Liquidity and Capital Resources — Convertible Notes’’) and short-term financial instruments, including current receivables and current accounts payable.

Fair Value of Financial Instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could materially affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our 2004 convertible senior notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.

We do not have plans to sell loans receivable to third parties and we expect to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) that is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The fair values of our financial instruments are as follows:

(in millions of dollars)	Estimated fair value	Carrying amount
2005:
Convertible senior notes[1]	$(243.0)	$(260.4)
Currency and interest rate swap	(24.0)	(17.1)
Foreign exchange forward contracts	(0.1)	(0.1)
2004:
Convertible senior notes[1]	(322.0)	(253.6)

[1]	The carrying amount of the convertible senior notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriters’ commission related to the shareholders’ equity component of the notes of $1.3 million in 2005 (2004 − $1.3 million), which are recorded in shareholders’ equity.

Off-Balance Sheet Arrangements

In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

Guarantees and Commitments

As at December 31, 2005, we had provided certain guarantees in connection with properties under our management. These include guarantees in respect of four projects totalling a maximum of approximately $18.5 million, as well as a guarantee of $0.3 million for relocation costs for certain employees. We have lease guarantees in respect of Four Seasons Hotel London, as well as a lease guarantee in respect of Four Seasons Hotel Prague (see notes 15(a) and (d), respectively, to our consolidated financial statements). To the extent we are called upon to honour any one of these guarantees, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property.

We also have four other commitments totalling approximately $16.0 million to four properties under our management. In addition, during 2005, we assigned our lease and assets of The Pierre. As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension’’). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10.7 million. In certain limited circumstances, as a part of our agreement, we may be required to pay a portion of the purchaser’s withdrawal liability, if any. We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at December 31, 2005 in respect of a potential NYC Pension withdrawal liability.

During 2006, we expect to fund $1.7 million relating to one of these commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

Indemnities

Disposition Indemnification Arrangements

In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

Director and Officer Indemnification Arrangements

To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

Other Indemnification Arrangements

In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).

The terms of our indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnification arrangements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

Looking Ahead

Our business objectives for 2006 continue to focus on those aspects of our business that we believe provide the greatest potential for maximizing long-term shareholder value.

New Openings

In addition to Four Seasons Hotel Silicon Valley at East Palo Alto and Four Seasons Tented Camp Golden Triangle, Thailand, which both opened in January 2006, we expect to open nine new hotels and resorts over the course of 2006 and 2007, and re-open Four Seasons Resort Maldives at Kuda Huraa. The average term of the management contracts for these properties is 58 years, and these management contracts are expected to provide us with significant additional long-term fee income. During 2006, we expect to fund in the range of $50.0 million to $75.0 million in connection with obtaining new or enhancing existing management agreements.

Service

During 2006, we intend to maintain our focus on value to our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs. We also intend to focus on enhancing our premium service quality and rate premiums at each of the 11 Four Seasons hotels and resorts that opened over the past 24 months and the new Four Seasons projects that are expected to open in 2006.

We expect that the strong economic environment should translate into continued strength in travel demand, particularly business travel. We also expect that leisure travel demand will remain strong. On a full-year basis, we expect our average daily room rates for 2006 to exceed the rates achieved in 2005.

RevPAR and Margin Improvements

If the travel trends that we experienced in 2005 continue and exchange rates remain at current levels, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels for the full year 2006 to increase in the range of 8% to 10%, as compared to 2005. We expect that this improvement will result from occupancy and pricing improvements. If current trends continue, we expect the full-year gross operating margins of our worldwide Core Hotels to increase more than 150 basis points in 2006.

Management Operations

As a result of the portfolio refinements, including our ceasing management of The Pierre and Four Seasons Hotel Newport Beach in 2005 and, our ceasing management of The Regent Kuala Lumpur later this year and renovation plans at certain hotels, including Four Seasons Resort Maui, we expect full year hotel management fee revenues to grow in line with our full year RevPAR growth expectations for

2006. Assuming no significant changes to the US to Canadian dollar exchange rate, we expect our operating costs (which include the amounts included in general and administrative expenses in Management Operations together with corporate expenses included in Ownership Operations) should increase in the range of 6% to 8% for the full year 2006 as compared to full year 2005.

"As previously noted, we view 2006 as a transition year. The moderate growth in management fee revenue expected in 2006 reflects the loss of ongoing fee revenue from The Pierre, Newport Beach and Kuala Lumpur," said John Davison, Chief Financial Officer. "As we look beyond 2006, we expect all elements of our growth program to make a solid contribution to earnings, including strong fee improvements from existing hotels (in particular those completing renovation programs) increased fees from recently opened hotels as they stabilize, and the continued addition of exciting new Four Seasons properties around the world."

Four Seasons Portfolio

Description of Hotels and Resorts

The following table provides an overview of the properties that we currently manage, many of which include a residential component:

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest[1]
United States
Four Seasons Hotel Atlanta, Georgia	245	—
Four Seasons Hotel Austin, Texas	290	—
Four Seasons Resort Aviara, California [2]	330	7.3%[3]
The Regent Beverly Wilshire (Beverly Hills), California	395	—
Four Seasons Biltmore Resort (Santa Barbara), California	205	—
Four Seasons Hotel Boston, Massachusetts [2]	275	—
Four Seasons Hotel Chicago, Illinois	345	—
The Ritz-Carlton Hotel Chicago, Illinois	435	—
Four Seasons Resort and Club Dallas at Las Colinas, Texas	355	—
Four Seasons Hotel Houston, Texas [2]	405	—
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	245	—
Four Seasons Resort Jackson Hole, Wyoming [2]	140	— [4]
Four Seasons Resort Lana’i at Manele Bay, Hawaii	235	—
Four Seasons Hotel Las Vegas, Nevada	425	—
Four Seasons Hotel Los Angeles, California	285	— [4]
Four Seasons Resort Maui at Wailea, Hawaii	375	—
Four Seasons Hotel Miami, Florida	220	4.7%[3]
Four Seasons Hotel New York, New York	370	—
Four Seasons Resort Palm Beach, Florida	210	—
Four Seasons Hotel Philadelphia, Pennsylvania	365	—
Four Seasons Hotel San Francisco, California [2]	275	—
Four Seasons Resort Scottsdale at Troon North, Arizona [2]	210	3.9%[3,4,5]
Four Seasons Hotel Silicon Valley at East Palo Alto, California	200	15%[3]
Four Seasons Hotel Washington, District of Columbia	210	—
Other Americas/Caribbean
Four Seasons Hotel Buenos Aires, Argentina	165	—
Four Seasons Resort Carmelo, Uruguay [2]	45	—
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica [3]	165	11.4%[6]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas [3]	185	—
Four Seasons Hotel Mexico City, Mexico	240	—
Four Seasons Resort Nevis, West Indies [2]	195	—
Four Seasons Resort Punta Mita, Mexico [2]	140	—
Four Seasons Hotel Toronto, Ontario, Canada	380	—
Four Seasons Hotel Vancouver, British Columbia, Canada	375	100%[6]
Four Seasons Resort Whistler, British Columbia, Canada [2]	275	— [4]
Asia/Pacific
Four Seasons Resort Bali at Jimbaran Bay, Indonesia	145	—
Four Seasons Resort Bali at Sayan, Indonesia [2]	60	—

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest[1]
Four Seasons Hotel Bangkok, Thailand	340	—
Four Seasons Resort Chiang Mai, Thailand	80	—
Four Seasons Tented Camp, Golden Triangle, Thailand	15	—
Four Seasons Hotel Hong Kong, Special Administrative Region of the People’s Republic of China [2]	400	—
Four Seasons Hotel Jakarta, Indonesia [2]	365	2%[3]
The Regent Kuala Lumpur, Malaysia [7]	470	—
Four Seasons Resort Langkawi, Malaysia	90	—
Four Seasons Resort Maldives at Kuda Huraa, Maldives	95	—
Four Seasons Hotel Shanghai, People’s Republic of China	440	10%[3,4]
Four Seasons Hotel Singapore, Singapore	255	—
The Regent Singapore, Singapore	440	—
Four Seasons Hotel Sydney, Australia	530	15.2%[6]
Grand Formosa Regent Taipei, Taiwan	540	—
Four Seasons Hotel Tokyo at Chinzan-so, Japan	285	—
Four Seasons Hotel Tokyo at Marunouchi, Japan	55	—
Middle East
Four Seasons Hotel Amman, Jordan	195
Four Seasons Hotel Cairo at The First Residence, Egypt [2]	270	—
Four Seasons Hotel Cairo at Nile Plaza, Egypt [2]	365
Four Seasons Hotel Damascus, Syria [8]	295	—
Four Seasons Hotel Doha, Qatar	230	—
Four Seasons Hotel Riyadh, Saudi Arabia	250	—
Four Seasons Resort Sharm el Sheikh, Egypt [2]	135	—
Europe
Four Seasons Hotel Gresham Palace Budapest, Hungary	180	18.3%[3]
Four Seasons Hotel Dublin, Ireland	195	—
Four Seasons Hotel Geneva, Switzerland	105	—
Four Seasons Hotel Hampshire, England	135	— [4]
Four Seasons Hotel Istanbul, Turkey	65	— [9]
Four Seasons Hotel The Ritz Lisbon, Portugal	280	—
Four Seasons Hotel Canary Wharf, England	140	—
Four Seasons Hotel London, England	220	12.5%[4,6,10]
Four Seasons Hotel Milan, Italy	120	—
Four Seasons Hotel George V Paris, France	245	—
Four Seasons Hotel Prague, Czech Republic	160	— [4]
Four Seasons Resort Provence at Terre Blanche, France [2]	115	—

[1]	In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners, of properties and other commitments in respect of existing properties, including the equity investments listed in this chart, see ‘‘Balance Sheet Review and Analysis’’ and ‘‘Liquidity and Capital Resources’’ in this document.

[2]	This project includes, or is expected to include, a Four Seasons branded residential component.

[3]	Freehold interest.

[4]	In addition to providing management services to this property, we have a guarantee or other off-balance sheet commitment in respect of this property. See ‘‘Off-Balance Sheet Arrangements’’ in this document.

[5]	We have a preferred profits interest derived from previously existing subordinated loans to the resort or property of approximately $17.4 million in aggregate plus a loan in the amount of $6.0 million to an entity that owns approximately 85% of the entity that owns the hotel.

[6]	Leasehold interest.

[7]	We have entered into an agreement to manage a new 140 room Four Seasons hotel in Kuala Lumpur and have reached agreement with the owner of the existing Kuala Lumpur hotel to transition out of managing that Regent property over the next 12 to 18 months.

[8]	The Four Seasons Hotel Damascus is located in Damascus, Syria, a country that is on the U.S. list of state sponsors of terrorism and that is subject to U.S. regulations (including prohibitions on dealings with specified entities) and legislatively mandated penalties (including export sanctions and ineligibility to receive most forms of U.S. aid or to purchase U.S. military equipment).

[9]	Subject to satisfaction of certain conditions, we may invest up to $4.08 million to acquire up to an 18% interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

[10]	Four Seasons Hotels Limited (‘‘FSHL’’) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

Properties under Construction or Development

We currently have 27 properties under construction or development that are to be operated under the Four Seasons name. We expect 18 of those properties to include a residential branded component. The following table provides an overview of these properties:

Hotel/Resort and Location[1,2]	Approximate Number of Rooms	Capital Commitment [3]
Scheduled 2006/2007 Openings
Four Seasons Hotel Alexandria, Egypt [4]	125
Four Seasons Hotel Beirut, Lebanon	235	X
Four Seasons Hotel Florence, Italy	120	X
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	X
The Lodge at Koele, Hawaii, USA [5]	100
Four Seasons Hotel Macau, Special Administrative Region of the People’s Republic of China [4]	400
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	100	X
Four Seasons Hotel Mumbai, India [4]	235	X
Four Seasons Hotel Westlake Village, California, USA	270
Beyond 2007
Four Seasons Hotel Bahrain, Bahrain	270
Four Seasons Hotel Baltimore, Maryland, USA [4]	200	X
Four Seasons Resort Barbados, Barbados [4]	117
Four Seasons Hotel Beijing, People’s Republic of China	325	X
Four Seasons Resort Bora Bora, French Polynesia	105	X
Four Seasons Hotel Dubai, United Arab Emirates [4]	375
Four Seasons Hotel Kuala Lumpur, Malaysia [4]	140
Four Seasons Hotel Marrakech, Morocco [4]	140	X
Four Seasons Resort Mauritius, Republic of Mauritius [4]	120	X
Four Seasons Hotel Moscow, Russia [4]	215	X
Four Seasons Hotel Moscow Kamenny Island, Russia [4]	80	X
Four Seasons Hotel New Orleans, Louisiana, USA [4]	240	X
Four Seasons Resort Puerto Rico, Puerto Rico [4]	250	X
Four Seasons Hotel Seattle, Washington, USA [4]	150	X
Four Seasons Hotel Shanghai at Pudong, People’s Republic of China [4]	190	X
Four Seasons Hotel Taipei, Taiwan [4]	275
Four Seasons Hotel Toronto, Ontario, Canada [4]	265
Four Seasons Resort Vail, Colorado, USA [4]	120	X

[1]	Information concerning hotels, resorts and branded residential components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

[2]	We have made an investment in Orlando, Florida, which we expect to include a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

[3]	The aggregate capital commitment for the properties indicated is $142.6 million, of which $2.6 million has been funded and $19 million is expected to be funded in the remainder of 2006. These amounts include capital commitments in respect of Four Seasons branded residential projects under construction or development.

[4]	We expect this project to include a Four Seasons branded residential component.

[5]	The Lodge at Koele is expected to be rebranded as Four Seasons Resort Lana’i at Koele in 2006 when the necessary renovations are completed.

Three–Year Review

(In millions of dollars except per share amounts and unless otherwise noted)	2005	2004	2003
Statements of Operations Data:
Consolidated revenues [1]	$248.3	$261.3	$225.1
Management operations:
Revenues (excluding reimbursed costs)	$117.2	$112.0	$86.4
Management earnings before other operating items	76.0	77.5	56.9
Ownership operations and corporate expenses:
Revenues	65.3	97.4	88.6
Distribution from hotel investments	0.1	0.3	0.1
Ownership operations and corporate expenses before other operating items	(18.0)	(16.6)	(21.0)
Earnings before other operating items [2]	58.0	60.9	35.9
Depreciation and amortization	(11.2)	(11.8)	(10.7)
Other expense, net [3]	(89.2)	(11.9)	(17.7)
Earnings (loss) from operations [4]	(42.4)	37.2	7.5
Interest income, net	3.4	1.1	2.4
Earnings (loss) before income taxes [5]	(39.0)	38.3	9.9
Income tax recovery (expense)	10.8	(12.6)	(5.0)
Net earnings (loss)	$(28.2)	$25.7	$4.9
Earnings (loss) per share:
Basic	$(0.77)	$0.72	$0.14
Diluted	$(0.77)	$0.69	$0.14
Weighted average number of shares (millions):
Limited Voting Shares	32.9	31.8	31.1
Variable Multiple Voting Shares	3.7	3.8	3.9
Cash Flow Data:
Cash provided by operations	$26.5	$44.4	$47.1
Cash provided by financing	3.9	82.6	3.0
Cash used in capital investments	(10.2)	(41.2)	(28.1)
Balance Sheet Data:
Cash and cash equivalents	242.2	$226.4	$132.1
Total assets	880.2	902.1	732.5
Long-term obligations	273.8	253.0	90.9
Shareholders’ equity	546.7	584.9	592.3
Other Data:
Total revenues of all managed hotels and resorts[6]	$2,559.7	$2,240.9	$1,856.1
Management operations profit margin (excluding reimbursed costs and the impact of foreign exchange forward contracts)	64.0%	65.8%	63.5%
Market price per share at year-end (C$)	$57.84	$98.11	$66.33
Cash dividends declared per share (C$):
Limited Voting Shares	$0.11	$0.11	$0.11
Variable Multiple Voting Shares	$0.055	$0.055	$0.055
Shares outstanding (millions):
Limited Voting Shares	32.9	32.9	31.4

(In millions of dollars except per share amounts and unless otherwise noted)	2005	2004	2003
Variable Multiple Voting Shares	3.7	3.7	3.8
Market capitalization at year-end (C$)	$2,119.3	$3,591.7	$2,337.6
Employees [7]	30,900	31,300	28,640

[1]	Consolidated revenues are comprised of revenues from management operations, revenues from ownership operations (which includes corporate expenses) and distributions from hotel investments, less fees from ownership operations to management operations.

[2]	Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is a non-GAAP measure and is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of our operations and we use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

[3]	Other expense, net is comprised of net loss on transition of the retirement benefit plan, asset provisions and write-down of investments, foreign exchange gain/loss, gain/loss on disposition of assets, legal and enforcement costs and loss on redemption of LYONs.

[4]	Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.

[5]	Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.

[6]	Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

[7]	We directly employ, and are financially responsible for, approximately 520 people at our various corporate offices, worldwide sales offices and central reservations office. Of these corporate employees, almost half are devoted to sales and marketing activities (including our worldwide reservations service), the cost of which is reimbursed by the hotels and resorts that we manage. In addition, there are approximately 30,900 employees located at the 70 hotels and resorts that we manage, many of which include a residential component. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

Operating Risks

Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	infectious diseases, and

•	war, civil unrest, terrorism, international conflict and political instability.

We operate and have interests in luxury hotels, resorts and serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

We compete for management opportunities with other operators of luxury hotels. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated, subject in certain cases, to a payment to us, upon a change in use of the property or upon a sale by the owner to a new owner who does not wish to retain the existing agreement.

In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where the owner incurs debt at the property level that cannot be serviced adequately. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts we manage have varying remaining terms (including extension periods that we may elect) and have remaining terms averaging of approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2005, one owner had an ownership interest in a combination of hotels, resorts and serviced and branded residential properties managed by Four Seasons that represented in excess of 10% of our hotel management fees. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

We have made investments in, and/or advances in respect of or to owners of, hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership interest in, or have made advances in respect of, 33 of the 70 hotels and resorts that we manage. We also have one remaining leasehold interest in the Four Seasons Hotel Vancouver. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 27 properties under construction or development. The book value of total investments and advances as at December 31, 2005 was approximately $409 million.

In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

Our corporate rating is currently investment grade (BBB−) as rated by Standard & Poor’s. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor’s: BBB− with stable outlook; Moody’s: Baa3 with stable outlook; Dominion Bond Rating Service: BBB with stable outlook). A negative change in either global economic or political events may result in the rating agencies downgrading the rating and/or outlook for many of the lodging companies, including us, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which $1.6 million of letters of credit were issued at December 31, 2005) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor’s and Moody’s and certain financial ratios.

Government Regulation

We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, the properties we manage (and in, or in respect of which, we may have made advances or investments) may be located in countries (such as Syria), which may from time to time be subject to international trade restrictions, regulations or other forms of economic or political sanction. Compliance with these laws can affect the revenues and profits of properties managed by us or could materially and adversely affect our business, results of operations and financial condition.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.

Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the Americans with Disabilities Act.

We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

We currently manage and in some cases have an ownership interest in hotels and resorts in 31 countries and currently have development plans to open hotels and resorts in nine additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

Our management agreements require the hotels and resorts that we manage to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. We also maintain our own insurance coverage in respect of liability, in excess of that obtained at the property level. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect of damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. Insurance premiums are continuing to increase and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Legal Proceedings

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we manage or in which we have an ownership interest. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage as described above under ‘‘Insurance’’. We believe such coverage to generally be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

We have entered into management agreements with respect to hotels throughout the world and accordingly, earn revenue and make investments and advances in many foreign currencies. Our most significant currency is US dollars, as more than half of our revenues and assets currently are US dollar-denominated, as are the majority of our investment commitments. However, we incur the majority of our costs in Canadian dollars and our most significant liability (which is related to our convertible senior notes) is a Canadian dollar obligation.

In 2005, we adopted US dollars as our reporting currency. This means that our Canadian dollar consolidated financial statements are translated into US dollars for reporting purposes. Our consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow are translated using the weighted average exchange rates for the period, and assets and liabilities are converted from Canadian dollars into US dollars at the foreign exchange rate applicable at the balance sheet date.

We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate the impact of foreign currency fluctuations related to our management fees in other currencies, or our general and administrative expenses, which are incurred primarily in Canadian dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

We endeavour to match foreign currency revenues to costs and investment commitments to provide a natural hedge against currency fluctuations, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. As at December 31, 2005, we held $21.2 million in foreign exchange forward contracts for the sale of US dollars into Canadian dollars to meet our operating needs. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain properties, the foreign currency risk is further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality/Quarterly Predictability

Our hotels and resorts are generally affected by normally recurring seasonal patterns and, for most of the properties, demand is typically lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. However, seasonality can be affected by specific local events that can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of the properties we manage.

In addition, certain management fees, in particular incentive fees and residential royalty fees, are difficult to predict both in terms of timing and amount and can be impacted to a greater extent than other elements of our business by economic cycles, interest rate levels and other external factors. Although the majority of our management fees are based on the total revenues of the properties we manage and as a result are easier to predict, fluctuations in our incentive fees and residential royalty fees can cause volatility in our earnings, particularly as measured from quarter to quarter.

Our hotel ownership position is also affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the third quarter has been the strongest quarter for the Four Seasons Hotel Vancouver.

Intellectual Property

In the highly competitive service industry in which we operate, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks or logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with the Four Seasons Branded Residential Business

We currently license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership, in many of our existing hotel and resort locations. We are expanding our presence in the luxury segment of the whole ownership and fractional ownership business with a number of other projects under development. Our ability to successfully develop and sell interests in the residential units that are built, and the various fees earned by us from each residential project, could be materially and adversely affected by one or any combination of the factors described in this ‘‘Operating Risks’’ section. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which the marketing, sale and operation of Four Seasons branded residential projects are currently subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition.

Dependence on Key Employees

Our success depends in part on the continued service of our senior executives, who have an average tenure of approximately 22 years with Four Seasons. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Critical Accounting Estimates

The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to our consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP. We also prepare a reconciliation to United States generally accepted accounting principles, which is included as note 18 to the consolidated financial statements.

Under Canadian GAAP, we are also required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Recoverability of Investments

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower’s financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

Investments in hotel partnerships and corporations are written down to their estimated recoverable amount in the event of a decline in value that is other than temporary.

Investments in management contracts and investments in trademarks and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

Estimates of recoverable amounts, future cash flows, and fair values are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenues and profits. Estimates of recoverable amounts, future cash flows, and fair values may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners’ termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and saleability of the properties (including the proposed timing of a sale) and our investments. Estimates of recoverable amounts can also be affected by variations in historical and current foreign exchange rates.

These assumptions, estimates and evaluations are among other things, subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts, future cash flows, and fair values are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

Fixed Assets

Fixed assets include land, buildings, furniture, fixtures, equipment and leasehold interests and improvements (including our 100% leasehold interest in Four Seasons Hotel Vancouver), which are all recorded at cost. Our fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss will be recorded if the projected undiscounted future cash flows from the fixed assets are less than the net book value of the fixed assets. Impairment losses are measured by the excess of the book value over the fair value of the asset. Future cash flows are forecasted on an asset specific basis based on our intentions with respect to the asset, historical results and recent trends or events that may impact the asset’s future performance, including general economic conditions, property and income taxes, the impact of present or future legislation or regulation, and other factors affecting the recoverability of the fixed assets. As discussed above under ‘‘Operational and Financial Review and Analysis — Overview — Ownership Operations (which includes Corporate Expenses)’’, we continue to review our options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel.

Retirement Benefit Plan

We maintain an unfunded, multi-employer, non-contributory, defined benefit retirement plan on behalf of four active executives and 14 retired executives and general managers, as well as the owners of two of our managed properties (see ‘‘Other Income/Expense, Net — Retirement Benefit Plan’’ discussed above). The accrued benefit liability of $25.8 million that is recorded on our balance sheet in ‘‘Long-term obligations’’ as at December 31, 2005 excludes the accrued benefit liability owed by the owners of the two managed properties in respect of the general managers of those properties. Due to the long-term nature of the defined benefit plan, the calculation of benefit expenses and liabilities depends on various assumptions, such as discount rates, expected rates of increase in future compensation levels, retirement age, and mortality. These assumptions are determined by management and are reviewed annually by the actuaries. Actual future experience that differs from the assumed or future changes in assumptions may affect the amounts of benefit liability and expense. For further details on our retirement plan expense and liability, see note 15(b) of our consolidated financial statements.

Income Taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2005, the most significant tax basis estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $43.0 million.

For every material future tax asset, we evaluate the likelihood of realization of some portion or all of the asset. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2005, the future income tax asset was $14.4 million, net of a valuation allowance of $10.5 million.

Recent Canadian Accounting Standards Issued but Not Yet Adopted

Non-Monetary Transactions

In June 2005, the CICA issued Section 3831, ‘‘Non-Monetary Transactions’’, which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. As this standard is to be implemented for non-monetary transactions entered into on or after January 1, 2006, the impact of adoption of this standard will depend upon future non-monetary transactions.

Financial Instruments

In January 2005, the CICA issued Section 1530 ‘‘Comprehensive Income’’, Section 3855 ‘‘Financial Instruments — Recognition and Measurement’’, and Section 3865 ‘‘Hedges’’. These standards are effective for fiscal years beginning on or after October 1, 2006. The impact of adoption of these standards is not yet determinable, as it will be dependent on our unsettled positions, hedging strategies, and on market volatility at the time of transition.

Disclosure Controls and Procedures

Our senior management, which includes the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the policies of the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Additional Information

Additional information about us (including our most recent Annual Information Form) is available on SEDAR at www.sedar.com.